UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS AN OPERATING MARGIN OF 9.2% AND NET INCOME OF US$160.6 MILLION FOR THIRD QUARTER 2017

Santiago, Chile, November 15, 2017 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the third quarter ending September 30th, 2017. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.16 per USD.

Highlights

•	LATAM Airlines Group reported an operating income of US$244.0 million for third quarter 2017, a 60.2% increase compared to the US$152.3 million operating income in the third quarter of 2016. Operating margin reached 9.2%, an increase of 3.2 percentage points compared to 6.0% on the same period last year. This margin expansion was mainly driven by an improvement in the financial results of LATAM’s Brazilian operations, especially in the international business, as well as the continued progress of efficiency initiatives.

•	For the third quarter, the Company reported a net income of US$160.6 million reaching the highest quarterly profit in LATAM’s history, compared to a net income of US$4.7 million for the same period 2016. This result reflects the improvement of the operational result as well as the positive impact of a foreign exchange gain of US$58.8 million following a 4.4% appreciation of the Brazilian real during the quarter.

•	Total operating revenues during the third quarter increased by 5.0% year-over-year to US$2,645.0 million as a result of the 6.0% increase in passenger revenues achieved through yield improvements across all of LATAM’s markets, as well as an increase of 2.5% in cargo revenues, representing the first year-over-year increase since the second quarter of 2013.

•	LATAM continues to strengthen its network, announcing new routes that improve connectivity both within the region and with other parts of the world. The Company announced that it will connect its São Paulo/Guarulhos hub in Brazil with Rome, Lisbon, Boston and Tel Aviv (subject to regulatory approval) starting in 2018, increasing Latin America’s connectivity with Europe, North America and Asia. Furthermore, LATAM Airlines Peru will operate the route Lima – Medellin starting February 26th, 2018, and LATAM Airlines Brazil will operate the routes São Paulo – Mendoza and São Paulo – Tucuman in March and June 2018 respectively.

•	Meanwhile, in October, the Brazilian regulatory authority approved the Joint Business agreement (JBA) between LATAM and American Airlines, reconfirming its positive view of the JBAs proposed by the Company. LATAM’s JBAs with both American Airlines and IAG have now been approved in Uruguay, Colombia and Brazil.

•	During the quarter, the Company announced that LATAM Airlines Brazil will offer in-flight wi-fi internet access to its customers starting the first quarter of 2018. This service will be gradually deployed on our narrow body fleet by the first half of 2019. In addition, on November 7th, 2017, LATAM presented a renewed and enhanced menu for the Economy cabin on flights over seven hours, providing customers with access to a gourmet menu with higher quality food and more options on their long-haul flights.

1

•	During the first nine months of 2017, LATAM generated US$753.8 million of free cash flow[1], an increase of US$526.5 million compared with the same period in 2016, as well as continued its deleverage, reaching a leverage (measured as adjusted net debt / EBITDAR) of 4.9x in September 2017, down from 5.2x in June 2017. Furthermore, liquidity reached US$1.9 billion including US$450 million of an undrawn revolving credit facility[2] (RCF), which was increased from US$375 million as of the end of the previous quarter.

•	Finally, in September 2017, LATAM Airlines Group was named to the ‘World’ category of the Dow Jones Sustainability Index (DJSI) for the fourth consecutive year, being one of only three airline groups in the category globally.

MANAGEMENT COMMENTS ON THIRD QUARTER 2017

“2017 will be remembered as the year of the transformation of LATAM, with the Company continuing to adapt to an evolving airline industry. The changes we made across the organization, at all levels, allow us to better manage with current market conditions, which continue to change at a very fast pace. LATAM has a unique market position and with a leaner organization, we are on track and towards a solid path to building a modern and competitive airline” said Enrique Cueto, CEO of LATAM Airlines Group.

We advanced in the implementation of our new travel model for domestic markets in order to widen access to air transport in the region, helping to drive economic growth in the countries where we operate. Also, we continued making adjustments to our cost base, not to become a low-cost carrier but rather to gain competitiveness in our short-haul operations. Consequently, we have evolved into a simpler, more efficient and functional organization.

We were implementing all of those initiatives while continuing to focus and invest in our customers. Since 2016 we have launched and/or announced more than 30 new international routes, including new destinations such as San José in Costa Rica, Boston and Washington D.C. in the United States, Lisbon and Rome in Europe, Tel Aviv in Asia and Johannesburg in Africa. In addition, we changed the catering service in our domestic flights with the implementation of Mercado LATAM, the buy on board service for food and beverages, and also renewed the menu for the Economy cabin on our flights over seven hours, offering higher quality food and more options. Finally, we installed self-check-in and bag tag kiosks at airports and announced that LATAM Airlines Brazil will offer in-flight wi-fi internet access on the flights served by its narrow body fleet from 2018.

This transformation process is being developed with our customers at the core of our decision making. Our passengers are our top priority and the customer oriented culture that we have created at LATAM offers customers a differentiated service, which is consistent, simpler and digital. We believe that this will result in passengers having more control on their own journey, adapting their journey to their needs, as well as providing LATAM with more capacity to focus on the execution of processes, providing a service of excellence and differentiating ourselves from competitors.

With a region that appears to be leaving behind the weak economic performance of the last three years, we believe that we are in a good position to ensure sustainable growth for the Company and to continue as the leader airline in the region. We will continue developing our unbeatable network and strengthen our competitive position in our main hubs, while continue working to improve international connectivity from Latin America to North America and Europe through our JBAs, which have been approved in Colombia, Uruguay and Brazil, and we expect other authorities will recognize the benefits that these agreements bring to passengers.

1 Operating cash flow net of investments including pre-delivery payments (PDPs)

2 Subject to borrowing base availability

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In conclusion, we have laid the foundations to consolidate our network as a competitive advantage and build a world-class product while building a disciplined cost and capital structure. We are very excited about the future and we remain convinced that we are on the right path to deliver positive results for all LATAM’s stakeholders.

management discussion and analysis of third Quarter 2017 Results

Total revenues in third quarter 2017 totaled US$2,645.0 million compared to US$2,519.5 million in third quarter 2016 and continue to show sequential improvements. The 5.0% increase is the result of a 6.0% increase in passenger revenues, showing a better pricing environment in most of our markets as well as the progress we have made in our commercial strategy, and a 2.5% growth in cargo revenues, as import markets continue to show an improvement – especially in Brazil – thanks to better macroeconomic perspectives. Other revenues decreased by 4.0% as result of a US$28.3 million non-recurrent gain on tour operations recognized during the third quarter last year associated with the Rio 2016 Olympic Games. Passenger and cargo revenues accounted for 84.1% and 10.3% of total operating revenues, respectively, in third quarter 2017.

Passenger revenues increased 6.0% during the quarter as a result of a 4.3% increase in consolidated passenger unit revenue (RASK) while capacity increased by 1.6% compared to third quarter 2016. The RASK increase was driven by a 3.3% increase in yield, while load factor showed an improvement of 0.8 p.p. to 85.6%. The yield recovery during this quarter was primarily driven by a better pricing environment in the Brazil international and Spanish Speaking domestic markets.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended September 30
	RASK		ASK		Load Factor
	(US cents)		(millions)
	3Q17	% Change (YoY)	3Q17	% Change (YoY)	3Q17	% Change (YoY)

Bussines Unit
Domestic SSC	7.1	7.4%	6,179	-0.4%	81.7%	2,1	pp
Domestic Brazil	6.6	7.0%*	9,376	-1.6%	83.7%	1,3	pp
International	6.4	7.2%	19,537	3.9%	87.8%	0.0	pp
Total	6.3	4.3%	35,092	1.6%	85.6%	0.8	pp

*RASK in domestic Brazil increased 2.3% when measured in BRL

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

LATAM Airlines group’s Spanish speaking country affiliates (SSC), which including LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador accounts for 19.0% of total passenger revenues, reduced its capacity by 0.4% during the quarter as compared to the same period 2017, driven by Argentina, offset by increases in Colombia and Ecuador, while capacity in Chile and Peru remained flat. Traffic measured in RPK increased by 2.2%, while load factors increased by a 2.1 p.p. to 81.7%. Revenues per ASK in USD increased 7.4% in the quarter, reflecting a stronger pricing environment in most of the countries as result of a more disciplined capacity environment.

In Brazil’s domestic passenger operations – which represents 26.7% of total passenger revenues – LATAM Airlines Brazil increased revenues per ASK by 2.3% in BRL. When measured in US dollars, unit revenues increased by 7.0%, including the 2.6% appreciation of the Brazilian real compared to third quarter 2016. LATAM Airlines Brazil reduced domestic capacity by 1.6% and traffic as measured in RPKs remained flat in third quarter 2017 as compared to the same quarter of 2016. As a result, load factor increased 1.3 p.p. to 83.7%.

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International capacity, which represents 54.3% of total passenger revenues, increased 3.9% during the quarter. RASK in routes from Brazil continued to increase as a result of the improvement in the macroeconomic conditions in the country, as well as the capacity adjustments made in 2016 on routes with weak demand, specifically between Brazil and the US. On the other hand, LATAM Airlines Group and its affiliates moderated its capacity growth on routes between Spanish Speaking Countries and the US and Europe, reducing certain frequencies with weak demand, especially to the US. International traffic increased by 3.9%, with passenger load factors remained at 87.8%. Revenues per ASK in international passenger operations increased by 7.2% as compared to the third quarter of 2016.

Cargo revenues increased by 2.5% in the quarter reaching US$272.2 million, driven by an increase of 3.5% in cargo traffic, while cargo yields slightly declined by 1.0% as compared to the third quarter of 2016, being the first time that cargo revenue increased in the last four years. Imports from North America and Europe to Brazil, continue to show improvement year-over-year, driven by major imports of electronics and spare parts, as a result of a more stable market conditions in the country as well as the appreciation of the Brazilian Real. Also, imports to Chile and Argentina started to recover during the quarter, as well as export markets from Peru, namely asparagus.

As a result, cargo revenues per ATK improved by 8.2% as compared to the same quarter of the previous year, continuing with the recovery trend we had during the first quarter of this year, after 19 consecutive quarters of revenue per ATK decline, as we have managed to adjust our capacity.

In the third quarter, cargo capacity, as measured in ATKs, declined 5.3%, which includes a 15.3% reduction of freighter operations, resulting in a load factor of 54.2%, an improvement of 4.6 percentage points as compared to the third quarter 2016.

Other revenues decreased by 4.0% reaching US$147.5 million during third quarter 2017. The decrease is primarily due to US$28.3 million increase in sales from tour operations associated with the Olympic Games in Rio de Janeiro during the third quarter last year, which was partially offset by higher revenues from Multiplus and aircraft subleases as compared to the same period 2016.

Total operating expenses in the third quarter amounted to US$2,401.0 million, a 1.4% increase compared to the same period of 2016. This increase is mainly explained by the negative impact of the appreciation of local currencies on certain costs denominated on those currencies and inflation rates in the region. The Company recognized US$36.8 million of additional expenses associated with fleet redeliveries and severance payments made during the quarter, in line with the same non-recurring costs recognized on the third quarter 2016. Changes in operating expenses were mainly explained by:

•	Wages and benefits increased by 1.3% explained by the appreciation of local currencies during the period and the annual increase in unit salaries mainly due to the inflation adjustment (which was based on 2016 high inflation rates), especially in Brazil. This was partially offset by a 9.7% decline in the average headcount during the quarter.
•	Fuel costs decreased by 1.4% mainly as a result of 1.9% decrease in gallons consumed, partially offset by the 8.6% increase in the average fuel price per gallon (excluding hedge) as compared to the third quarter of 2016. Furthermore, fuel hedge gains totaled US$6.2 million, relative to a US$21.2 million loss in the third quarter 2016. At the same time, the Company recognized an US$3.5 million loss related to foreign currency hedging contracts, compared to a US$18.8 million loss recognized in the same period of last year.

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•	Commissions to agents increased by 23.2% due to the US$9 million lower cost in third quarter 2016 associated to a reversal of a provision in cargo commissions. Excluding this effect, commissions to agents would have increased by 6.0%, in line with the 6.0% increase in passenger revenues.
•	Depreciation and amortization increased by 3.5% as a result of the incorporation of larger and more expensive fleet, partially offset by three fewer aircraft in average on the balance sheet compared with the same period of 2016. The increase is also explained by the negative impact of the appreciation of the Brazilian real during the third quarter, as well as an increase in amortization expenses of our intangible assets of TAM’s brand.
•	Other rental and landing fees increased by 13.5%, due to an increase in aeronautical rates, particularly in Argentina, as well as higher handling costs.
•	Passenger service expenses decreased by 0.8% as a result of the implementation of the buy on board service in domestic flights, partially offset by the 1.8% increase in the number of passenger transported during the quarter.
•	Aircraft rentals decreased by 5.4% as a result of the reduction of 16 aircrafts in the average number of operating aircrafts in our fleet under operating leases, offsetting the increase in the unit cost of rent as the Company has more modern aircraft under operating leases.
•	Maintenance expenses decreased by 2.1% due to efficiencies related to the fleet renewal. Redelivery costs associated to the return of 7 aircrafts during the quarter amounted to US$16.3 million, US$3.8 million higher than the same quarter of the last year.
•	Other operating expenses decreased by 4.0%, mainly due to US$24.7 additional costs associated with tour operations for the Olympic Games held in Rio during the third quarter 2016.

Non-operating results

•	Interest income increased by US$2.7 million to US$24.4 million in third quarter 2017 as compared to the same period 2016 as a result of interests received from tax credits.
•	Interest expense increased by 0.8% to US$104.7 million in third quarter 2017 from US$103.9 million in the same period 2016 mainly due to US$13.1 million of one-time expenses related to the early redemption of TAM Capital 3 Inc. during September, partially offset by gross debt reduction.
•	Under Other income (expense), the Company registered a US$40.6 million net gain, including US$58.8 million in foreign exchange gains. This compares to the US$1.4 million net loss in other income (expense) in the third quarter of 2016, which included a foreign exchange loss of US$10.6 million.

Net income in the third quarter amounted to US$160.6 million, an increase of US$155.9 million compared with the same period of 2016 mainly explained by an increase of US$91.7 million in the operating income and an increase of US$43.9 million in the non-operating result due to a US$58.8 million foreign exchange gain recognized during the quarter.

LIQUIDITY AND FINANCING

At the end of the third quarter 2017, LATAM reported US$1,499 million in cash and cash equivalents, including certain high liquid investments accounted as other current financial assets. Furthermore, the Company´s liquidity position was enhanced by US$450 million of an undrawn revolving credit facility3 (RCF) line, which was increased by US$75 million compared to June 30, 2017. Thus, LATAM’s liquidity position amounted to 19.6% of the last twelve months’ net revenue by September 30, 2017

3 Subject to borrowing base availability

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On September 1st, 2017, TAM Capital 3 Inc., a company controlled by TAM S.A., redeemed its 8.375% senior unsecured notes for US$500 million due 2021, using the proceeds from the US$358 million unsecured local Chilean-Unidad de Fomento denominated notes (due 2022 and 2028) and US$142 million in cash.

Fleet commitments for 2017 amount to US$326 million (all of which are pre-arranged operating leases), being the lowest amount in LATAM’s recent history. For 2018 and 2019, fleet commitments amount to US$716 million and US$1,192 million respectively as compared to previous fleet plan due to the arrival of two additional A321-200s during the year and the delay of 1 A320neo from 2018 to 2019. It is worth noting that the Company is constantly working on adjusting its fleet to the current demand environment.

Additionally, LATAM expects to invest between US$400 – 450 million in non-fleet CAPEX in 2017, including intangible assets, fleet and non-fleet maintenance, expenditures on spare engines, fleet components, and new business model implementation costs, among others

By the end of the quarter, LATAM´s net financial debt amounted to US$6.7 billion, a US$315.6 million reduction compared to the previous quarter, decreasing leverage to 4.9x from 5.2x as of June 2017. For the balance of 2017, the Company has debt maturities of approximately US$312.1 million.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases and BRL depreciation, while benefiting from fuel price reductions and BRL appreciation. Accordingly, the Company hedges a portion of its estimated fuel consumption and Brazilian real operating exposure. Hedge positions per quarter for the next months are shown in the table below:

	3Q17	4Q17	1Q18	2Q18

Hedge positions
Estimated Fuel consumption	38%	33%	8%	-
Brazilian reais operational exposure (US$ million)(1)	100	100	100	10

(1) Estimated Brazilian reais annual operational exposure US$600 million.

LATAM FLEET PLAN

During the third quarter 2017, LATAM returned five aircrafts, ending the quarter with an operating fleet of 307 aircrafts. By the end of 2017, the Company will operate a total fleet of 308 aircraft, and it will have 8 aircrafts under subleasing contracts.

For 2018, compared to what we announced on the second quarter, we have postponed the redelivery of one Airbus A319-100 and we expect the additional delivery of two leased Airbus A321-200 in order to meet demand requirements for 2018. On the other hand, one A320neo will be delayed from 2018 to 2019 maintaining capital discipline for next year. For 2019, there is one additional redelivery of an Airbus A320-200 as compared to previous plan. On the cargo front, we will receive a Boeing 767-300F back from subleasing and we will convert a Boeing 767-300 passenger aircraft into a freighter. Also, two Boeing 777-300F are leaving our fleet during 2018 instead of 2017 as published in the previous plan. With this, fleet commitments for 2018 and 2019 amount to US$716 million and to US$1,192 million respectively.

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At year end	2016	2017E	2018E	2019E

Passenger Aircraft
Narrow Body
Airbus A319-100	48	46	46	46
Airbus A320-200	146	126	119	114
Airbus A320 Neo	2	4	10	14
Airbus A321-200	47	47	49	50
Airbus A321 Neo	-	-	2	5
TOTAL	243	223	226	229

Wide Body
Boeing 767-300	37	36	35	35
Airbus A350-900	7	5	9	13
Boeing 777-300 ER	10	10	8	5
Boeing 787-8	10	10	10	10
Boeing 787-9	12	14	14	16
TOTAL	76	75	76	79

Cargo Aircraft
Boeing 777-200F	2	2	-	-
Boeing 767-300F	8	8	10	10
TOTAL	10	10	10	10

TOTAL OPERATING FLEET	329	308	312	318

Subleases
Airbus A320-200	-	5	5	5
Airbus A350-900	-	2	-	-
Boeing 767-300F	3	1	-	0
TOTAL	3	8	5	5

TOTAL FLEET	332	316	317	323

Fleet Commitment (US$ millions)	1,950	326	716	1,192

GUIDANCE

Operating margin guidance for 2017 remains unchanged (see table below). In addition, the Company revised and narrowed its guidance for capacity growth for 2017 to approximately between 1% and 2%.

2017
		Previous Guidance	New Guidance

ASK Growth (Passenger)	Total Network	1% - 3%	1% - 2%
	International	3% - 5%	4% - 5%
	Brazil Domestic	(3%) - (1)%	~(3%)%
	SSC Domestic	2% - 4%	1% - 2%

ATK Growth (Cargo)		(12%) - (10%)	(12%) - (10%)

Operating Margin		6.0% - 8.0%	6.0% - 8.0%

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LATAM filed its quarterly financial statements for the three month period ended September 30th, 2017 with the Superintendencia de Valores y Seguros of Chile on November 15th, 2017. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The company is employing over 42,000 people worldwide, operating more than 1,300 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has one of the youngest and most modern fleets in the world.  Its 317 aircraft average an age of approximately seven years and feature the latest variants, including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group (formerly LAN Airlines) comprises subsidiaries in Peru, Argentina, Colombia and Ecuador as well as LATAM CARGO and its subsidiaries; in addition to TAM S.A and its subsidiaries, TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) and its business units TAM Transportes Aéreos Del Mercosur S.A. (LATAM Airlines Paraguay) and Multiplus S.A.

LATAM is the brand adopted by LATAM Airlines Group member airlines, and is being rolled-out in its products and services as part of a gradual integration plan.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index.  In 2017, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fourth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange, and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the third quarter 2017 (in thousands of US Dollars)

	For the three month period ended September 30
	2017	2016	% Change

REVENUE
Passenger	2,225,427	2,100,307	6.0%
Cargo	272,153	265,594	2.5%
Other	147,454	153,625	-4.0%
TOTAL OPERATING REVENUE	2,645,034	2,519,526	5.0%

EXPENSES
Wages and Benefits	-525,991	-519,485	1.3%
Aircraft Fuel	-562,248	-570,188	-1.4%
Comissions to Agents	-83,155	-67,473	23.2%
Depreciation and Amortization	-252,193	-243,606	3.5%
Other Rental and Landing Fees	-307,131	-270,588	13.5%
Passenger Services	-69,634	-70,230	-0.8%
Aircraft Rentals	-139,553	-147,443	-5.4%
Aircraft Maintenance	-105,583	-107,898	-2.1%
Other Operating Expenses	-355,517	-370,296	-4.0%
TOTAL OPERATING EXPENSES	-2,401,005	-2,367,207	1.4%

OPERATING INCOME	244,029	152,319	60.2%
Operating Margin	9.2%	6.0%	3.2	pp

Interest Income	24,432	21,729	12.4%
Interest Expense	-104,720	-103,931	0.8%
Other Income (Expense)	40,614	-1,352	-3104.0%

INCOME BEFORE TAXES AND MINORITY INTEREST	204,355	68,765	197.2%
Income Taxes	-26,096	-52,441	-50.2%

INCOME BEFORE MINORITY INTEREST	178,259	16,324	992.0%

Attributable to:
Shareholders	160,621	4,742	3287.2%
Minority Interest	17,638	11,582	52.3%

NET INCOME	160,621	4,742	3287.2%
Net Margin	6.1%	0.2%	5.9	pp

Effective Tax Rate	-12.8%	-76.3%	63.5	pp

EBITDA	496,222	395,925	25.3%
EBITDA Margin	18.8%	15.7%	3.0	pp.

EBITDAR	635,775	543,368	17.0%
EBITDAR Margin	24.0%	21.6%	2.5	pp.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the nine month period ended September (in thousands of US Dollars)

	For the nine month period ended September 30
	2017	2016	% Change

REVENUE
Passenger	6,219,899	5,765,311	7.9%
Cargo	782,410	801,571	-2.4%
Other	393,908	390,894	0.8%
TOTAL OPERATING REVENUE	7,396,217	6,957,776	6.3%

EXPENSES
Wages and Benefits	-1,503,851	-1,454,607	3.4%
Aircraft Fuel	-1,667,906	-1,499,625	11.2%
Comissions to Agents	-202,349	-194,659	4.0%
Depreciation and Amortization	-747,900	-713,763	4.8%
Other Rental and Landing Fees	-857,700	-792,241	8.3%
Passenger Services	-206,026	-210,505	-2.1%
Aircraft Rentals	-443,079	-419,599	5.6%
Aircraft Maintenance	-313,590	-289,643	8.3%
Other Operating Expenses	-1,009,306	-1,010,399	-0.1%
TOTAL OPERATING EXPENSES	-6,951,707	-6,585,041	5.6%

OPERATING INCOME	444,510	372,735	19.3%
Operating Margin	6.0%	5.4%	0.7	pp

Interest Income	66,656	53,147	25.4%
Interest Expense	-303,053	-310,563	-2.4%
Other Income (Expense)	28,559	129,113	-77.9%

INCOME BEFORE TAXES AND MINORITY INTEREST	236,672	244,432	-3.2%
Income Taxes	-107,603	-197,340	-45.5%

INCOME BEFORE MINORITY INTEREST	129,069	47,092	174.1%

Attributable to:
Shareholders	88,140	14,875	492.5%
Minority Interest	40,929	32,217	27.0%

NET INCOME	88,140	14,875	492.5%
Net Margin	1.2%	0.2%	1.0	pp

Effective Tax Rate	-45.5%	-80.7%	35.3	pp

EBITDA	1,192,410	1,086,498	9.7%
EBITDA Margin	16.1%	15.6%	0.5	pp.

EBITDAR	1,635,489	1,506,097	8.6%
EBITDAR Margin	22.1%	21.6%	0.5	pp.

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LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended				For the nine month period ended
	September 30				September 30
	2017	2016	% Change		2017	2016	% Change

System
ASKs-equivalent (millions)	51,653	52,015	-0.7%		149,774	153,459	-2.4%
RPKs-equivalent (millions)	39,034	37,974	2.8%		111,900	111,024	0.8%
Overall Load Factor (based on ASK-equivalent)%	75.6%	73.0%	2.6	pp	74.7%	72.3%	2.4	pp
Break-Even Load Factor (based on ASK-equivalent)%	70.6%	70.8%	-0.2	pp	72.5%	71.1%	1.4	pp
Yield based on RPK-equiv (US Cent)	6.4	6.2	2.7%		6.3	5.9	5.8%
Operating Revenues per ASK-equiv (US Cent)	4.8	4.5	6.3%		4.7	4.3	9.3%
Costs per ASK-equivalent (US Cent)	4.8	4.7	2.0%		4.8	4.5	7.6%
Costs per ASK-equivalent ex fuel (US Cents)	3.7	3.6	2.8%		3.7	3.5	5.9%
Fuel Gallons Consumed (millions)	293.6	299.2	-1.9%		858.2	886.1	-3.2%
Fuel Gallons Consumed per 1,000 ASKs-equivalent	5.7	5.8	-1.2%		5.7	5.8	-0.8%
Fuel Price (with hedge) (US$ per gallon)	1.90	1.84	3.3%		1.94	1.65	17.4%
Fuel Price (without hedge) (US$ per gallon)	1.92	1.77	8.6%		1.93	1.59	21.6%
Average Trip Length (km)	1,705.8	1,692.8	0.8%		1.7	1.7	2.2%
Total Number of Employees (average)	42,823	47,431	-9.7%		43,795	48,925	-10.5%
Total Number of Employees (end of the period)	42,713	46,862	-8.9%		42,713	46,862	-8.9%

Passenger
ASKs (millions)	35,092	34,528	1.6%		101,472	100,813	0.7%
RPKs (millions)	30,055	29,295	2.6%		85,983	84,755	1.4%
Passengers Transported (thousands)	17,620	17,305	1.8%		49,533	49,897	-0.7%
Load Factor (based on ASKs) %	85.6%	84.8%	0.8	pp	84.7%	84.1%	0.7	pp
Yield based on RPKs (US Cents)	7.4	7.2	3.3%		7.2	6.8	6.3%
Revenues per ASK (US cents)	6.3	6.1	4.3%		6.1	5.7	7.2%

Cargo
ATKs (millions)	1,573	1,661	-5.3%		4,589	5,001	-8.3%
RTKs (millions)	853	824	3.5%		2,462	2,496	-1.3%
Tons Transported (thousands)	223	231	-3.6%		650	689	-5.7%
Load Factor (based on ATKs) %	54.2%	49.6%	4.6	pp	53.7%	49.9%	3.8	pp
Yield based on RTKs (US Cents)	31.9	32.2	-1.0%		31.8	32.1	-1.1%
Revenues per ATK (US Cents)	17.3	16.0	8.2%		17.1	16.0	6.4%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095.

* Fuel Gallons Consumed per 1,000 ASKs-equivalent.

11

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30	As of December 31
	2017	2016

Assets:

Cash, and cash equivalents	939,851	949,327
Other financial assets	696,754	712,828
Other non-financial assets	258,665	212,242
Trade and other accounts receivable	1,209,487	1,107,889
Accounts receivable from related entities	1,117	554
Inventories	243,457	241,363
Tax assets	85,154	65,377
Non-current assets and disposal groups held for sale	328,872	337,195
Total current assets	3,763,357	3,626,775

Other financial assets	92,205	102,125
Other non-financial assets	201,994	237,344
Accounts receivable	6,753	8,254
Intangible assets other than goodwill	1,665,089	1,610,313
Goodwill	2,786,047	2,710,382
Property, plant and equipment	10,179,960	10,498,149
Tax assets	18,865	20,272
Deferred tax assets	411,784	384,580
Total non- current assets	15,362,697	15,571,419
Total assets	19,126,054	19,198,194

Liabilities and shareholders' equity:

Other financial liabilities	1,366,619	1,839,528
Trade and other accounts payables	1,623,541	1,593,068
Accounts payable to related entities	406	269
Other provisions	2,629	2,643
Tax liabilities	2,939	14,286
Other non-financial liabilities	2,789,557	2,762,245
Liabilities included in disposal groups classified as held for sale	16,043	10,152
Total current liabilities	5,801,734	6,222,191

Other financial liabilities	6,824,242	6,796,952
Accounts payable	455,339	359,391
Other provisions	450,041	422,494
Deferred tax liabilities	956,420	915,759
Employee benefits	93,794	82,322
Other non-financial liabilities	167,442	213,781
Total non-current liabilities	8,947,278	8,790,699

Total liabilities	14,749,012	15,012,890

Share capital	3,146,265	3,149,564
Retained earnings	428,102	366,404
Treasury Shares	(178)	(178)
Other reserves	701,587	580,870
Equity attributable to the parent company’s equity holders	4,275,776	4,096,660
Minority interest	101,266	88,644

Total net equity	4,377,042	4,185,304

Total liabilities and equity	19,126,054	19,198,194

12

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of September 30, 2017	As of September 30, 2016

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	7,749,752	7,284,896
Other cash receipts from operating activities	51,424	50,859

Payments for operating activities
Payments to suppliers for goods and services	(5,059,954)	(4,895,792)
Payments to and on behalf of employees	(1,475,997)	(1,525,978)
Other payments for operating activities	(163,707)	(130,113)
Interest Received	15,698	8,228
Income Taxes refunded (paid)	(85,731)	(47,483)
Other cash inflows (outflows)	(64,022)	(126,740)

Net cash flows from operating activities	967,463	617,877

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	6,124	-
Other cash receipts from sales of equity or debt instruments of other entities	2,265,509	2,291,190
Other payments to acquire equity or debt instruments of other entities	(2,198,327)	(2,167,634)
Amounts raised from sale of property, plant and equipment	21,182	73,096
Purchases of property, plant and equipment	(246,923)	(522,454)
Amounts raised from sale of intangible assets	-	4
Purchases of intangible assets	(57,413)	(61,454)
Other cash inflows (outflows)	(3,848)	(3,308)

Net cash flows used in investing activities	(213,696)	(390,560)

Cash flow from (used in) financing activities
Amounts raised from long-term loans	1,275,470	1,655,987
Amounts raised from short-term loans	132,280	230,000
Loans repayment	(1,628,587)	(1,501,913)
Payments of finance lease liabilities	(244,153)	(229,927)
Dividends paid	(53,176)	(30,687)
Interest paid	(271,939)	(282,312)
Other cash inflows (outflows)	16,938	(170,667)

Net cash flows from (used in) financing activities	(773,167)	(329,519)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(19,400)	(102,202)
Effects of variations in the exchange rate on cash and equivalents	9,924	57,081
Net increase (decrease) in cash and cash equivalents	(9,476)	(45,121)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	949,327	753,497

CASH AND CASH EQUIVALENTS AT END OF PERIOD	939,851	708,376

13

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30	As of December 31
	2017	2016

Total Assets	19,126,054	19,198,194
Total Liabilities	14,749,012	15,012,890
Total Equity*	4,377,042	4,185,304
Total Liabilities and Shareholders equity	19,126,054	19,198,194

Debt
Current and long term portion of loans from financial institutions	6,959,413	7,582,559
Current and long term portion of obligations under capital leases	1,210,246	1,022,361
Other liabilities current and long term portion	0	0
Total Gross Debt	8,169,659	8,604,920
Cash and cash equivalents	-1,498,787	-1,486,318
Total Net Debt	6,670,872	7,118,602
Plus: 7 x last twelve months'aircraft rent	4,147,213	3,982,853
Adjusted Net Debt	10,818,085	11,101,455

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of September 30	As of December 31
	2017	2016

Cash and Equivalents as % of LTM revenues	15.0%	15.6%

Adjusted Gross Debt (US$ thousands)	12,316,872	12,587,773
Adjusted Gross Debt / EBITDAR (LTM)	5.5	6.0

Adjusted Net Debt (US$ thousands)	10,818,085	11,101,455
Adjusted Net Debt / EBITDAR (LTM)	4.9	5.3

14

LATAM Airlines Group S.A.

Consolidated Fleet

	As of September 30, 2017
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	10	37	47
Airbus A320-200	40	89	129
Airbus A320- Neo	1	1	2
Airbus A321-200	17	30	47
Airbus A350-900	-	3	3
Boeing 767-300	2	34	36
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	4	14
TOTAL	90	208	298

Cargo Aircraft
Boeing 777-200F	1	-	1
Boeing 767-300F	2	6	8
TOTAL	3	6	9

TOTAL OPERATING FLEET	93	214	307

Subleases
Airbus A320-200	-	4	4
Airbus A350-900	2	2	4
Boeing 767-300F	-	2	2
TOTAL SUBLEASES		8	10

TOTAL FLEET	93	222	317

Note: This table does not include one B777-200F that was reclassified from property plant and equipment to held for sale and is currently in sublease to a third party.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO

16